September 18, 2025

Lisa N. Larkin

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	TCW Steel City Perpetual Levered Fund LP (File No. 000-56771)

Dear Ms. Larkin:

This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to our client, TCW Steel City Perpetual Levered Fund LP (the “Company” or the “Fund,” as applicable) with respect to the Company’s registration statement on Form 10 (“Registration Statement”) in connection with the registration of the Company’s shares under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Below, we provide the Staff’s comments and the Fund’s responses. Capitalized terms shall have the same meaning as in the Registration Statement, unless otherwise indicated.

Page 1 – Explanatory Note

1.	Staff Comment: Please add the following bullet points:

a.	The Company’s common stock is not currently listed on an exchange, and it is uncertain whether a secondary market will develop.

b.	Repurchases of common stock by the Company, if any, are expected to be very limited.

c.	An investment in the Company may not be suitable for investors who may need the money they invest in a specified time frame.

d.

Investment in the Company is suitable only for sophisticated investors and requires the financial ability and willingness to accept the high risks and lack of liquidity inherent in an investment in the Company.

e.

The Company intends to invest primarily in privately-held companies for which very little public information exists. Such companies are also generally more vulnerable to economic downturns and may experience substantial variations in operating results.

f.	The privately-held companies and below-investment-grade securities in which the Company will invest will be difficult to value and are illiquid.

Response: Comments accepted and the requested changes have been made in the amended Registration Statement.

2.	Staff Comment: In the third paragraph, disclosure states, “Once this Registration Statement has been deemed effective . . . .” Please change “has been deemed” to “is.”

Response: Comment accepted and the requested change has been made in the amended Registration Statement.

Page 2 – Forward-Looking Statements

3.	Staff Comment: In the eleventh bullet point, disclosure refers to PNCCM. Please define that term, or cross-reference to the location where it is defined.

Response: Comment accepted and the requested change has been made in the amended Registration Statement.

Page 7 – General Development of Business

4.

Staff Comment: In the first paragraph, disclosure refers to the Company’s intent to convert to a Delaware statutory trust prior to commencement of operations and to change the Company’s name to “TCW Steel City Senior Lending BDC.”

a.	Please explain supplementally the details of the conversion, including whether shareholder approval is required.

Response to (a): The Company commenced investment activities as a private fund in May 2025. Furthermore, on September 8, 2025, the Company made its election to be regulated as a business development company under the 1940 Act. The Fund intends to convert its entity form by operation of law from a Delaware limited partnership to a Delaware statutory trust approximately on or shortly after the date the Registration Statement is declared effective. Limited Partners of the private fund approved the conversion.

b.	Please tell us when the Company will change its name.

Response to (b): The Company will file the certificate of name change approximately at the same time as its conversion to a Delaware statutory trust.

c.

The Company’s new name includes “senior lending,” which refers to a type of investment. Please adopt an 80% policy with regard to the Company’s investments consistent with the requirements of rule 35d-1 under the 1940 Act. Please disclose this policy in the Registration Statement, and state in the disclosure that this policy cannot be changed without 60 days’ prior written notice to shareholders (or alternatively, that the policy is fundamental).

Response to (c): Comment accepted and the requested changes have been made in the amended Registration Statement.

d.	Please add “PNC” prior to “Steel City” in order to avoid confusion with reference to the term “Steel City.”

Response to (d): The Company respectfully submits that in the name of the platform, the term “Steel City” indicates PNC’s involvement, as PNC is a Pittsburgh-based organization. Further, “PNC” has intentionally been omitted from the defined term to avoid potential confusion with PNC’s broader banking business. Therefore, the Company believes that no revision is necessary.

5.

Staff Comment: In the third paragraph, disclosure states that the Company will make direct investments in senior secured loans to middle market companies or other issuers. Please explain what a middle market company is. Please also explain who the other issuers are.

Response: The Company has added the following definition in the amended Registration Statement: “Middle market companies are generally defined as companies with annual earnings before interest, taxes, depreciation and amortization, or EBITDA, of $10 million to $75 million at the time of investment.” The Company respectfully submits that other issuers refers to issuers that do not meet the definition of middle market companies, as set out above.

6.	Staff Comment: In the fourth paragraph, disclosure states that the Company may “invest indirectly in investments through intermediate entities established by us.”

a.	If such entities include a subsidiary, please:

i.

Disclose that “Subsidiary” includes entities that engage in investment activities in securities or other assets that are primarily controlled by the Company. “Primarily controlled” means (1) the Company controls the unregistered entity within the meaning of section 2(a)(9) of the 1940 Act, and (2) the Company’s control of the unregistered entity is greater than that of any other person;

Response to (a)(i): Comment accepted and the requested changes have been made in the amended Registration Statement.

ii.

Disclose that the Company complies with the provisions of the 1940 Act governing capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary so that the Company treats the Subsidiary’s debt as its own for purposes of Section 18.

Response to (a)(ii): The Company confirms that it will comply with the provisions of the 1940 Act governing capital structure and leverage (Section 61) on an aggregate basis with any subsidiary entity. The Company respectfully submits that no disclosure revision is necessary in response to this comment.

iii.

Disclose that any investment adviser to the Subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (section 15) as if it were an investment adviser to the Company under section 2(a)(20) of the 1940 Act. Any investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Company and the Subsidiary, then, for purposes of complying with section 15(c), the reviews of the Company’s and the Subsidiary’s investment advisory agreements may be combined.

Response to (a)(iii): The Company acknowledges the Staff’s comments and notes that it does not expect that any subsidiary entity will be party to an investment advisory contract. As a result, the Company respectfully submits that no disclosure revision is necessary in response to this comment.

iv.	Disclose that each Subsidiary complies with provisions relating to affiliated transactions and custody (Sections 17 and 57). Identify the custodian of the Subsidiary, if any.

Response to (a)(iv): The Company respectfully submits that any subsidiary entity would not be a registered investment company under the 1940 Act and therefore would not be required to comply with the requirements of the 1940 Act applicable to registered investment companies, including Section 57. However, the Company will apply the provisions relating to affiliated transactions and custody set forth in Section 57 of the 1940 Act and/or the rules thereunder to any subsidiary entity, as if they were registered investment companies. The Company respectfully submits that no disclosure revision is necessary in response to this comment.

v.

Disclose any of the Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Company. The principal investment strategies and principal risk disclosures of a fund that invests in a Subsidiary should reflect aggregate operations of the fund and the Subsidiary.

Response to (a)(v): The principal investment strategies and principal risks already disclosed in the Registration Statement would appropriately reflect the aggregate operations of the Company and any subsidiary entity. The Company respectfully submits that no disclosure revision is necessary in response to this comment.

b.	Please explain in correspondence whether the financial statements of the Subsidiary will be consolidated with those of the Company. If not, please explain why not.

Response to (b): The Company respectfully confirms that the financial statements of any subsidiary entity will be consolidated with those of the Company.

c.

Please confirm in correspondence that the Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with section 31 of the 1940 Act and the rules thereunder.

Response to (c): The Company respectfully confirms that any subsidiary entity and its board of directors (if applicable) will agree to inspection by the Staff of the subsidiary entity’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act (as it applies through Section 64).

d.	If the Company will have a foreign subsidiary, please confirm that the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

Response to (d): The Company respectfully confirms in the case of any subsidiary entity that is a foreign corporation, the subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

e.

If the Company will have only a wholly-owned subsidiary, please confirm that the wholly-owned subsidiary’s management fee (including any performance fee), if any, will be included in “Management Fees,” and the wholly-owned subsidiary’s expenses will be included in “Other Expenses” in the Company’s fee table.

Response to (e): The Company acknowledges the Staff’s comment and confirms that any wholly-owned subsidiary that charges a management fee (including any performance fee) has been included in “Management Fees”. The Company respectfully notes that Form 10 does not require Fee Table disclosure and such disclosure has not been included in the Form 10 registration statements of many other private BDCs. As a result, the Company respectfully submits that no further disclosure is necessary.

Page 9 – The Advisor and the Sub-Advisor

7.	Staff Comment: In the second paragraph, disclosure refers to “TCW’s Private Credit Group.” Please add disclosure that explains the relevance of the group.

Response: The Company respectfully submits that the following disclosure is already included in the Registration Statement and no further disclosure is needed: “The investment activities of the Advisor will be managed by the investment professionals from the Private Credit Group.”

Page 15 – Incentive Fee

8.	Staff Comment: Please ensure that the Company adds a graphic to this section that demonstrates the operation of the incentive fee.

Response: Comment accepted and the requested change has been made in the amended Registration Statement.

9.

Staff Comment: Please consider disclosing a fee table that conforms to the requirements of Item 3.1 of Form N-2 adjacent to this section. Please also consider disclosing an expense example that conforms to the requirements of Instruction 11 to Item 3.1 of Form N-2.

Response: The Company respectfully acknowledges the comment but notes that Form 10 does not require such disclosure and such disclosure has not been included in the Form 10 registration statements of many other private BDCs. As a result, the Company respectfully submits that no further disclosure is necessary.

Page 24 – The Private Offering

10.

Staff Comment: In the first paragraph, disclosure states that the Company reserves the right to enter into Subscription Agreements that contain terms and conditions not found in the Subscription Agreements entered into with other investors, subject to applicable law.

Please explain:

a.

How having subscription agreements with different terms would comply with sections 18 and 61 under the 1940 Act (e.g., could it result in an investor having priority over any other investor as to distribution of assets or payment of dividends);

Response to (a): The Company respectfully submits that it has not entered and does not intend to enter into any subscription agreement that would be in contravention of section 18 and 61 under the 1940 Act.

b.	Whether different terms in any subscription agreements could have a material, negative effect on other Company investors;

Response to (b): The Company respectfully submits that it has not entered and does not intend to enter into any subscription agreement with differing terms that would have a material, negative effect on other Company investors.

c.	Whether the terms of different subscription agreements will be disclosed to all Company investors, and how they will be disclosed including the timing of such disclosure;

Response to (c): The Company respectfully submits, because any differing terms found in any subscription agreement would not have a material, negative effect on other Company investors, no disclosure beyond the disclosure already included in the Registration Statement is necessary.

d.	Whether the terms of these subscription agreements include preferential redemption or withdrawal rights, or about portfolio holdings or exposures; and

Response to (d): The Company respectfully submits that it has not entered and does not intend to enter into any subscription agreement that includes terms that provide for preferential redemption or withdrawal rights, or preferential information about portfolio holdings or exposures.

e.	Whether the terms of these subscription agreements have a direct or indirect effect on the management fee attributable to the applicable shareholders with whom such agreements are made.

Response to (e): The Company respectfully submits that it has not entered and does not intend to enter into any subscription agreement that contains terms that have a direct or indirect effect on the management fee attributable to the applicable shareholders with whom such agreements are made.

Page 26 – Regulation as a Business Development Company

11.

Staff Comment: In the sixth paragraph, disclosure states that the Advisors have each filed an application for exemptive relief regarding certain co-investments. Please tell us the status of the application.

Response: The Company respectfully informs the Staff that each exemptive relief application is currently pending before the SEC. A public notice has been issued for each application, awaiting issuance of final order.

Page 57 – Reliance upon Consultants

12.

Staff Comment: Disclosure states that the Advisor may rely upon independent consultants in connection with its evaluation of proposed investments. Please tell us whether any of the consultants are, or may be, affiliates of the Company or the Advisor. In addition, please tell us more about the types of deal fee, consultancy fee, or other compensation they may be paid either by the Company or its portfolio company. Please ensure your response addresses applicable regulatory considerations, such as sections 17 and 57 of the 1940 Act, and any policies and procedures in place to manage conflicts and ensure compliance with applicable law.

Response: The Company respectfully submits that to the extent any consultant is engaged in the future, the Company does not currently expect that any such consultant would be an affiliate of the Company or the Advisor. In addition, because neither the Company nor the Advisor has, to date, entered into any such consultancy relationship, it is not possible at this time to describe the potential characteristics of fees that may be earned under such arrangements or the source of payment of any such fees. To the extent the Company or the Advisor engages a consultant in the future, such relationships will be consistent with applicable regulatory considerations, including sections 17 and 57 of the 1940 Act, and any policies and procedures put in place to manage conflicts and ensure compliance with applicable law as related to such consultancy relationships.

Page 61 – Risks of PIK and Private Credit Terms

13.	Staff Comment: Please revise the disclosure to reflect the additional risks presented by investments in PIK and, if applicable OID securities, including:

a.	The interest payments deferred on a PIK loan are subject to the risk that the borrower may default when the deferred payments are due in cash at the maturity of the loan.

b.	The interest rates on PIK loans are higher to reflect the time-value of money on deferred interest payments and the higher credit risk of borrowers who may need to defer interest payments.

c.	Market prices of OID instruments are more volatile because they are affected to a greater extent by interest rate changes than instruments that pay interest periodically in cash.

d.	PIK instruments may have unreliable valuations because the accruals require judgments about ultimate collectability of the deferred payments and the value of the associated collateral.

e.	Use of PIK and OID securities may provide certain benefits to the Advisor, including increasing management fees and incentive compensation.

Response: Comments in 13(a) through (e) are accepted and the requested changes have been made in the amended Registration Statement.

Page 62 – Risks Related to Warehousing Transactions

14.	Staff Comment: Disclosure states that the Company may enter into one or more warehousing transactions.

a.	Please tell us whether any of the entities involved in a warehousing transaction may be affiliated with the Company or the Advisor. See section 2(a)(3) of the 1940 Act.

Response to (a): The Company respectfully submits that, to the extent it enters into a warehousing transaction, any counterparty thereto will not be an affiliate of the Company or the Advisor.

b.

To the extent there is any affiliation, please provide an analysis of whether any of the warehousing transactions between the Company and other entities may constitute a joint enterprise or other joint arrangement within the meaning of rule 17d-1 under the 1940 Act.

Response to (b): Please see our response to Comment 14(a) above.

c.	Please tell us whether affiliates of the Company or Advisor may enter into any agreements, including back-stop style agreements, with any entities involved in warehousing transactions.

Response to (c): The Company respectfully submits that affiliates of the Company or the Advisor will not enter into any such agreements, including any back-stop style agreements, with any entities involved in the warehousing transactions.

d.	Please tell us whether the Company intends to rely on its co-investment exemptive order to engage in warehousing transactions and, if so, provide the legal basis for such reliance.

Response to (d): The Company respectfully submits that it does not intend to rely on its co-investment exemptive order to engage in any warehousing transaction.

e.	Please provide a legal analysis of whether or not the warehousing transactions may constitute “unfunded commitment agreements” as defined in rule 18f-4 under the 1940 Act.

Response to (e): The Company respectfully submits that it does not consider warehousing transactions to constitute an unfunded commitment agreement as defined under Rule 18f-4 under the 1940 Act because the Company would not agree to make a loan to, or invest in the equity of, any company in connection with such a transaction. However, if the Company enters into a warehousing transaction, and the governing agreement includes warehousing triggers that are subsequently activated, thereby requiring the Company to purchase warehouse investments, the Company will treat any such forward purchase obligation as subject to asset coverage requirements of Section 18 of the 1940 Act.

Page 64 – Obligations of Shareholders Relating to Credit Facilities

15.

Staff Comment: Disclosure states that the Company intends to enter into one or more credit facilities. When the terms of a credit facility are known, please update this disclosure to address the actual portfolio limits and other material terms of the credit facility.

Response: Comment accepted and the requested changes will be made once such information is known.

Page 68 – Consequences of Failure to Pay Commitment in Full

16.	Staff Comment: Disclosure states that a defaulting Shareholder may lose all or a portion of its economic interest in us. . . .”

a.	Please explain to us how the Shareholder’s loss of an interest is consistent with the requirements of section 63 and section 23 of the 1940 Act.

Response to (a): The Company respectfully submits that the disclosure in question is consistent with the requirements of Section 63 and Section 23 of the 1940 Act. In the event of a failure by a Shareholder to make a contractually required contribution, the Company may cause such Shareholder to forfeit such number of Common Shares as is necessary to prevent any increase in the net asset value of such defaulting Shareholder’s shares as a result of contributions of capital by other, non-defaulting Shareholders. As a result, because the

Company would not be purchasing shares from any forfeiting Shareholder, we do not believe the statements in question are inconsistent with Section 23 or Section 63 of the 1940 Act.

b.

If the loss involves transferring shares to other investors, please add disclosure that addresses how the Company will price such shares (e.g., lesser of net asset value or the best price reasonably obtainable by the Company, etc.).

Response to (b): The Company respectfully submits that the loss would not involve transferring shares to other investors.

c.	Please tell us whether the Company has policies and procedures regarding such pricing.

Response to (c): Please see our response to Comment 16(b) immediately above.

Page 80 – Trustees

17.	Staff Comment: Please list other directorships held by a trustee. See Item 5. of Form 10 (cross-referencing to Item 401 of Regulation S-K).

Response: The Company respectfully submits that the biographies of the independent trustees already include disclosure of other directorships held by such trustees as required by Item 401(e)(2) of Regulation S-K.

Page 82 – Interested Trustees

18.	Staff Comment: Please move Mr. Marzullo’s biography to the section titled, “Executive Officers Who Are Not Trustees.”

Response: Comment accepted and the requested change has been made in the amended Registration Statement.

Page 84 – Compensation of Interested Trustees

19.

Staff Comment: Please explain the 1940 Act definition of “interested persons.” See Item 7 of Form 10 (cross-referencing to Item 407(a) of Regulation S-K, which requires a fund to explain how it determined that Independent Trustees are independent).

Response: Comment accepted and the requested change has been made in the amended Registration Statement.

Page 87 – Particular Risks due to PNC’s Broad and Wide-Ranging Activities

20.

Staff Comment: Disclosure states that conflicts of interest not described herein may also exist. Please describe the conflicts of interest that have been omitted. Otherwise, if you mean that PNC may not have contemplated every conflict of interest that could exist, please say so.

Response: Comment accepted and the requested change has been made in the amended Registration Statement.

21.

Staff Comment: Disclosure states that, while PNC will implement reasonable mitigants to address some or all of the conflicts, there can be no assurance that conflicts of interest will be resolved in favor of the Company or the Partners. Please provide examples of what you mean so that investor has some idea of how the Company might be affected.

Response: The Company respectfully acknowledges the Staff comment, however it does not believe any further disclosure is needed at this time. Specifically, the Company believes the following disclosure adequately addresses Staff’s comment: “In some cases, PNC’s offering of products or services to a borrower or potential borrower may limit the ability of the Company to extend credit or take other actions with respect to such a borrower.”

Page 91 – Collaboration with and Sub-Advisory and Other Services by PNC

22.	Staff Comment: Disclosure states that the Company will pay an affiliate of the Sub-Advisor a Sourcing Fee under certain circumstances.

a.	In correspondence, please describe to us the following:

i.

The specific services any affiliate of the Fund or Sub-Advisor and such affiliate’s employees will provide on the Sub-Advisor’s behalf and why those services do not amount to investment advisory services provided to the Fund;

Response to (a)(i): The Company respectfully submits that the only services contemplated to be provided by an affiliate of the Company or the Sub-Advisor are sourcing services by PNCCM. The sourcing services are described in Item 7 under the heading titled “Investment Opportunities”. PNCCM would not be providing investment advice to, or earning advisory compensation from, the Company in connection with any sourced investment. PNCCM is merely sourcing investment opportunities which will be considered by the Advisors, with the Advisor retaining the final authority to approve or reject a sourced investment. Any investment that the Advisor, in its sole discretion, determines to be appropriate for investment by the Company will be allocated consistent with the Advisor’s allocation policies.

ii.	The extent to which the Sub-Advisor will depend on such affiliate’s personnel in providing investment advisory services;

Response to (a)(ii): The Company respectfully submits that it is not currently anticipated that the Sub-Advisor will depend on such affiliate’s personnel in providing investment advisory services, although certain individuals are “dual-hatted” between the Sub-Advisor and PNCCM. To the extent an affiliate’s personnel would be deemed to provide investment advisory services to the Sub-Advisor, such personnel will be a supervised person of the Sub-Advisor under Section 202(a)(25) of the Investment Advisers Act of 1940.

iii.

Whether personnel of such affiliate who provide investment advice with respect to the Fund will be supervised persons of the Sub-Advisor under Section 202(a)(25) of the Investment Advisers Act of 1940;

Response to (a)(iii): Please see response to Comment 22(a)(ii) immediately above.

iv.	Whether and what fees are paid to such affiliate for the described services and whether or not they are paid pursuant to a personnel or resource sharing agreement;

Response to (a)(iv): The Company respectfully submits that the only fees paid by the Fund to PNCCM are sourcing fees pursuant to the sourcing arrangement.

v.	Whether such affiliate is considered to be a fiduciary with respect to the Fund in connection with providing the described services;

Response to (a)(v): The Company respectfully submits that the sourcing arrangement does not amount to an advisory contract under the 1940 Act. Accordingly, PNCCM is not considered a fiduciary with respect to the Company.

vi.

By whom the personnel being provided for use by the Sub-Advisor for advisory services to the Fund are employed and how such employer is affiliated with the Sub-Advisor and the Fund (i.e., controlled subsidiary, wholly or majority owned subsidiary); and

Response to (a)(vi): As stated in response to Comment 22(a)(ii), no PNCCM employee will provide investment advisory services. Notwithstanding the foregoing, at this time, four employees of the Sub-Advisor are dual-hatted between the Sub-Advisor and PNCCM.

Both PNCCM and the Sub-Advisor are indirectly wholly-owned subsidiaries of The PNC Financial Services Group., Inc. (“PNCFSG”). The Sub-Advisor is a subsidiary of PNC Bank, National Association, which is indirectly owned by PNCFSG through PNC Bancorp, Inc. PNCCM is a subsidiary of PNC Holding, LLC, which is wholly-owned by PNCFSG. Attached is the organizational chart of PNCFSG.

vii.	The registration status of such affiliate and where such affiliate is domiciled.

Response to (a)(vii): PNCCM is a Pennsylvania limited liability company that operates as a broker-dealer. PNCCM’s primary regulators are the SEC and the Financial Industry Regulatory Authority.

The Sub-Advisor is a Delaware limited liability company, and is an investment advisor registered with, and primarily regulated by, the SEC under the Investment Advisors Act of 1940.

b.

Please explain if the Fund or Sub-Advisor are relying on any no-action relief with respect to any resource sharing arrangement between the Fund, the Sub-Advisor and an affiliate of the Fund or Adviser.

Response to (b): The Company respectfully submits that no resource sharing arrangement exists between the Fund, the Sub-Advisor and an affiliate of the Fund or Advisor.

c.	Please provide a copy of any agreement reflecting the participating affiliate arrangement, including the Umbrella Agreement.

Response to (c): The Company respectfully submits that no agreement exists which reflects the participating affiliate arrangement, including the Umbrella Agreement.

Pages 100-101 – Derivative Actions, Direct Actions, and Exclusive Delaware Jurisdiction

23.

Staff Comment: It is not clear whether the disclosure in these sections aligns with 1940 Act provisions and/or the Company’s organizational documents, which have not yet been filed as exhibits. Please send these exhibits to us as soon as possible. We may have further comments.

Response: Comment acknowledged and the organizational documents have been filed as exhibits to the amended Registration Statement.

Page 104 – Exhibit Index

24.	Staff Comment: Please add the following exhibits:

a.	Declaration of Trust
b.	By-Laws
c.	Subscription Agreements
d.	Custody Agreement
e.	License Agreement
f.	Umbrella Agreement

Response: Comment acknowledged and the requested exhibits have been filed as exhibits to the amended Registration Statement. The Company respectfully submits that the Company is not a party to the Umbrella Agreement and as such, the agreement is not required to be filed as a Company exhibit under Item 601 of Regulation S-K.

Accounting Comments

25.

Staff Comment: Confirm in correspondence whether the Company will enter into any joint ventures during the first year of operations. If yes, please add disclosure describing details about the relevant entities, the structure of the joint ventures, whether exemptive relief is required. We may have further comments.

Response: The Company respectfully submits that it currently does not intend to enter into any joint ventures during the first year of operations.

26.	Staff Comment: Confirm in correspondence whether the Company will utilize leverage during the first year of investment operations. If yes, please include disclosure about leverage in the fee table.

Response: Please see our response to Comment 6(e).

27.	Staff Comment: Confirm whether there will be any fee waiver, reimbursement or recoupment arrangements.

Response: The Company respectfully submits that it currently has not entered into any fee waiver, reimbursement or recoupment arrangements.

28.	Staff Comment: Please include more detailed information regarding ASC Topic 280 - Segment Reporting (“ASC 280”), including the identification of the person/officer charged with the responsibility of Chief Operating Decision Maker (“CODM”), such as the portfolio manager, the CEO or CFO of the Company.

Response: Comment acknowledged and the requested information regarding ASC Topic 280 - Segment Reporting has been included in the amended Registration Statement under the heading “Item 2. Financial Information. – Management’s Discussion and Analysis of Financial Condition and Results of Operations - Segment Reporting”.

29.	Staff Comment: Confirm that an amendment will include a disclosure regarding the applicability of Financial Accounting Standards Board ASC 820, Fair Value Measurement (“ASC 820”).

Response: Comment acknowledged and the Company confirms that the amended Registration Statement includes disclosure regarding the applicability of Financial Accounting Standards Board ASC 820, Fair Value Measurement (“ASC 820”) under the heading “Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Shareholder Matters – Valuation of Portfolio Securities”.

30.

Staff Comment: Please confirm that the accrued incentive fee on capital gains includes unrealized gains. Refer to the AICPA Expert Panel Meeting Minutes dated December 14, 2010. Going forward, please update the notes to the financial statements to reflect the treatment of unrealized gains in the calculation.

Response: The capital gains fee is determined at the end of each calendar year by subtracting (1) the sum of the Company’s cumulative aggregate realized capital losses and aggregate unrealized capital depreciation from (2) the Company’s cumulative aggregate realized capital gains. The Company confirms for the Staff that the Company records an expense accrual based on the unrealized and realized gains & losses on its investments as of each measurement date given the fact that a capital gains incentive fee would be owed to the Company’s investment adviser if the Company were to liquidate its investment portfolio at such time.

31.

Staff Comment: Include an estimate of the organization and offering expenses. Please note that accounting for these expenses should be discussed in the financial statements, including how they are accounted for, repayment of any amounts to the advisor, and recoupment provisions and limitations.

Response: The Company confirms that organization and offering expenses are included in the financial statements of the Company as of March 31, 2025 and for the period from February 5, 2025 (inception) to March 31, 2025 that have been included in the amended Registration Statement.

32.

Staff Comment: Please include a check box on the facing page indicating whether or not the registrant will elect to use the extended transition period for complying with any new or revised financial accounting standards.

Response: The Company respectfully submits that a check box has been included on the facing page of the amended Registration Statement and that the Company will elect to use the extended transition period for complying with any new or revised financial accounting standards.

33.

Staff Comment: Does the Company currently hold any investments, or intend to hold any investments prior to effectiveness of the registration statement? Please confirm whether the entity will also be seeded by any formation transactions.

Response: The Company respectfully submits that it currently holds investments. The Company confirms that it will not be seeded by any formation transactions.

34.

Staff Comment: Please furnish all financial statements and supplementary financial information required by Regulation S-X at least 15 days prior to the Form 10’s effectiveness to allow us enough time to review. Audited financial statements, supplemented by interim period financial statements, if required, should be dated within 135 days.

Response: The Company respectfully submits that financial statements of the Company as of March 31, 2025 and for the period from February 5, 2025 (inception) to March 31, 2025 have been included in the amended Registration Statement.

* * *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 909-6867.

Sincerely,

/s/ Vadim Avdeychik
Vadim Avdeychik

cc:

Zachary Edelman, The TCW Group, Inc.

Paul Rodel, Debevoise & Plimpton LLP

Fleur Oostwal, Debevoise & Plimpton LLP